UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

scPharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

810648105

(CUSIP Number)

November 21, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 810648105	13G	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS Lundbeckfond Invest A/S (“Lundbeckfond”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.

SOLE VOTING POWER

3,183,986 shares of common stock, except that (i) Lene Skole (“Skole”), chief executive officer of Lundbeckfond, may be deemed to have sole power to vote these shares; and (ii) Mette Kirstine Agger (“Agger”), managing partner of Lundbeckfond and a member of the Board of Directors of the Issuer, may be deemed to have shared power to vote these shares.

	6.	SHARED VOTING POWER See response to row 5 above.
7.

SOLE DISPOSITIVE POWER

3,183,986 shares of common stock, except that (i) Skole, chief executive officer of Lundbeckfond, may be deemed to have sole power to dispose of these shares; and (ii) Agger, managing partner of Lundbeckfond and a member of the Board of Directors of the Issuer, may be deemed to have shared power to dispose of these shares.

	8.	SHARED DISPOSITIVE POWER See response to row 7 above.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,183,986 shares of common stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.1%
12.	TYPE OF REPORTING PERSON (see instructions) FI

CUSIP No. 810648105	13G	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS Lene Skole (“Skole”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.

SOLE VOTING POWER

3,183,986 shares of common stock held directly by Lundbeckfond, except that Agger, managing partner Lundbeckfond and a member of the Board of Directors of the Issuer, may be deemed to have shared power to vote these shares.

	6.	SHARED VOTING POWER See response to row 5 above.
7.

SOLE DISPOSITIVE POWER

3,183,986 shares of common stock held directly by Lundbeckfond, except that Agger, managing partner of Lundbeckfond and a member of the Board of Directors of the Issuer, may be deemed to have shared power to dispose of these shares.

	8.	SHARED DISPOSITIVE POWER See response to row 7 above.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,183,986 shares of common stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.1%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 810648105	13G	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS Mette Kirstine Agger (“Agger”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER See response to row 6 below.
	6.	SHARED VOTING POWER 3,183,986 shares of common stock held directly by Lundbeckfond, except that Skole, chief executive officer of Lundbeckfond, may be deemed to have sole power to vote these shares.
	7.	SOLE DISPOSITIVE POWER See response to row 8 below.
8.

SHARED DISPOSITIVE POWER

3,183,986 shares of common stock held directly by Lundbeckfond, except that Skole, chief executive officer of Lundbeckfond, may be deemed to have sole power to dispose of these shares.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,183,986 shares of common stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.1%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 810648105	13G	Page 5 of 12 Pages

Item 1.

(a)	Name of Issuer

scPharmaceuticals Inc.

(b)	Address of Issuer’s Principal Executive Offices

2400 District Avenue, Suite 310

Burlington, MA 01830

Item 2.

(a)	Name of Each Person Filing

This Schedule 13G is being filed on behalf of each of the following persons:

Lundbeckfond Invest A/S (the “Lundbeckfond”)

Lene Skole (“Skole”)

Mette Kirstine Agger (“Agger”)

The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Skole is the chief executive officer of Lundbeckfond. The directors of Lundbeckfond have delegated voting and dispositive power with respect to shares held by Lundbeckfond to Skole. Agger is the managing partner of Lundbeckfond and a member of the Board of Directors of the Issuer.

(b)	Address or the Principal Office or, if none, residence of each Person Filing

The business address for each Reporting Person is:

c/o Lundbeckfond Invest A/S

Scherfigsvej 7

DK-2100 Copenhagen, Denmark

(c)	Citizenship

Lundbeckfond is a private Danish corporation.

Each of Skole and Agger are citizens of Denmark.

(d)	Title of Class of Securities

Common Stock, par value $0.0001 per share

CUSIP No. 810648105	13G	Page 6 of 12 Pages

(e)	CUSIP Number

810648105

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See row 9 of cover page for each Reporting Person.

(b)	Percent of class: See row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See row 8 of cover page for each Reporting Person.

The approximate percentages of common stock reported as beneficially owned by the Reporting Persons are based upon 18,570,151 shares of common stock outstanding as of the completion of the Issuer’s offering of common stock and assuming the underwriters exercised their option to purchase an additional 960,000 shares, as reported on the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) with the United States Securities and Exchange Commission on November 11, 2017.

Each of the Reporting Persons, except Lundbeckfond, disclaims beneficial ownership of the shares owned by Lundbeckfond, except to the extent of their respective pecuniary interests therein.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the governing documents of Lundbeckfond, the stockholders of Lundbeckfond may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer.

CUSIP No. 810648105	13G	Page 7 of 12 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13G.

Exhibit 2 – Power of Attorney.

CUSIP No. 810648105	13G	Page 8 of 12 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2018

LUNDBECKFOND INVEST A/S

By:	*

Name: Lene Skole
Title: Chief Executive Officer & Attorney-in-Fact

By:	*

Name: Mette Kirstine Agger
Title: Attorney-in-Fact

LENE SKOLE

/s/ Lene Skole

METTE KIRSTINE AGGER

/s/ Mette Kirstine Agger

CUSIP No. 810648105	13G	Page 9 of 12 Pages

/s/ Lene Skole
LENE SKOLE
*As attorney-in-fact for Lundbeckfond Invest A/S.

/s/ Mette Kirstine Agger
METTE KIRSTINE AGGER
*As attorney-in-fact for Lundbeckfond Invest A/S.

*	This Schedule 13G was executed by Lene Skole and Mette Kristine Agger on behalf of the entity listed above, as indicated, pursuant to that certain Power of Attorney, a copy of which is attached to this Schedule 13G as Exhibit 2.